March 2013 Preliminary Terms No. 657 Registration Statement No. 333-178081 Dated March 5, 2013 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities
Trigger Jump Securities With Conditional Observation Based on the Value of the S&P 500® Index due March    , 2018
The Trigger Jump Securities With Conditional Observation, which we refer to as the securities, are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee the return of any of the principal at maturity and have the terms described in the accompanying product supplement for Jump Securities, index supplement and prospectus, as supplemented and modified by this document.  At maturity, you will receive for each security that you hold an amount in cash that will vary depending on the closing value of the S&P 500® Index, which we refer to as the underlying index, on the valuation date, and, if the underlying index has appreciated, based on the closing value of the underlying index observed on the weekly observation dates during the term of the securities.  If the underlying index has appreciated at all as of the valuation date, the payment at maturity for each security will be equal to $10 plus the product of $10 and the greater of (i) the index percent increase and (ii) the fixed return of 20% to 25%.  The actual fixed return will be determined on the pricing date.  The index percent increase is the percentage increase of the highest closing value of the index observed on the weekly observation dates from the initial index value.  If the value of the underlying index has remained unchanged or has declined by no more than 25% from its initial value, the payment at maturity will be the stated principal amount of the security.  However, if the underlying index declines in value by more than 25% as of the valuation date from its initial value, the payment due at maturity will be significantly less than the stated principal amount of the securities by an amount that is proportionate to the percentage decrease in the final index value from the initial index value.  This amount will be less than $7.50 and could be zero.  Accordingly, you may lose your entire initial investment in the securities.  The securities are for investors who seek an equity index-based return and who are willing to risk their principal and forgo current income in exchange for the opportunity to receive a positive return based on the highest closing value on any of the weekly observation dates during the term of the securities or, if greater, the fixed return of 20% to 25%, but only if the closing value of the underlying index on the valuation date is greater than its closing value on the pricing date.  The securities are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Note Program. All payments on the securities are subject to the credit risk of Morgan Stanley.
SUMMARY TERMS
Issuer:	Morgan Stanley
Issue price:	$10 per security (see “Commissions and issue price” below)
Stated principal amount:	$10 per security
Pricing date:	March , 2013
Original issue date:	April , 2013 (3 business days after the pricing date)
Maturity date:	March , 2018
Aggregate principal amount:	$
Interest:	None
Underlying index:	S&P 500® Index
Payment at maturity:
•      If the final index value is greater than the initial index value:
$10 + ($10 × the greater of (i) the index percent increase and (ii) the fixed return)
•      If the final index value is less than or equal to the initial index value but greater than or equal to the downside threshold, meaning the value of the underlying index has remained unchanged or has declined by no more than 25% from its initial value:
$10
•      If the final index value is less than the downside threshold, meaning the value of the underlying index has declined by more than 25% from its initial value:
$10 × index performance factor
This amount will be significantly less than the stated principal amount of $10, and will represent a loss of at least 25%, and possibly all, of your investment.

Fixed return:	$2.00 to $2.50 per security (20% to 25% of the stated principal amount). The actual fixed return will be determined on the pricing date.
Index percent increase:	(Conditional observation index value – initial index value) / initial index value
Conditional observation index value:	The highest closing value of the underlying index observed on the observation dates.
Observation dates:
Each Wednesday during the period from but excluding the pricing date to and including the valuation date, and the valuation date itself (whether or not a Wednesday), provided that if the valuation date falls on a Thursday or Friday, the immediately preceding Wednesday of that week shall not be an observation date.  The observation dates will be subject to postponement for non-index business days and market disruption events.

Downside threshold:	, which is 75% of the initial index value
Index performance factor:	final index value / initial index value
Initial index value:	, which is the closing value of the underlying index on the pricing date
Final index value:	The closing value of the underlying index on the valuation date
Valuation date:	March , 2018, subject to postponement for non-index business days and certain market disruption events
CUSIP / ISIN:	61761M714 / US61761M7149
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest.”
Commissions and issue price:	Price to public(1)	Agent’s commissions(1)(2)	Proceeds to issuer
Per security	$10	$0.30	$9.70
Total	$	$	$
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor.  The lowest price payable by an investor is $9.90 per security.  Please see “Syndicate Information” on page 15 for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the agent, Morgan Stanley & Co. LLC, a fixed sales commission of $0.30 for each security they sell.  See “Supplemental information regarding plan of distribution; conflicts of interest.”  For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for Jump Securities.

The securities involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 6.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this document or the accompanying product supplement, index supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.
The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.  Please also see “Additional Information About the Securities” at the end of this document.

Product Supplement for Jump Securities dated August 17, 2012   Index Supplement dated November 21, 2011   Prospectus dated November 21, 2011

Trigger Jump Securities With Conditional Observation Based on the Value of the S&P 500® Index due March    , 2018

Investment Summary

Trigger Jump Securities

The Trigger Jump Securities With Conditional Observation Based on the Value of the S&P 500® Index due March    , 2018 (the “securities”) can be used:

▪	As an alternative to direct exposure to the underlying index that provides a minimum positive return of 20% to 25% if the underlying index has appreciated at all as of the valuation date;

▪
To potentially benefit from any substantial increase of the underlying index, as observed on any of the weekly observation dates during the term of the securities, if greater than the fixed return of 20% to 25%.  We refer to this feature as the conditional observation feature. The fixed return and conditional observation features will apply only if the final index value is greater than the initial index value;

▪
To obtain limited protection against the loss of principal in the event of a decline of the underlying index as of the valuation date, but only if the final index value is greater than or equal to the downside threshold.

If the final index value is less than the downside threshold, the securities are exposed on a 1:1 basis to the percentage decline of the final index value from the initial index value.  Accordingly, investors may lose their entire initial investment in the securities.

Maturity:	Approximately 5 years
Fixed return:	$2.00 to $2.50 per security (20% to 25% of the stated principal amount), to be determined on the pricing date
Downside threshold:	75% of the initial index value
Interest:	None

Key Investment Rationale

This approximately 5-year investment offers a return equal to the greater of the index percent increase and the fixed return of 20% to 25%, but only if the final index value is greater than the initial index value, and provides limited protection against a decline in the underlying index of up to 25%.  However, if as of the valuation date the value of the underlying index has declined by more than 25% from the initial index value, the payment at maturity will be less than $7.50 and could be zero.

Upside Scenario
If the final index value is greater than the initial index value, the payment at maturity for each security will be equal to $10 plus the product of $10 and the greater of (i) the index percent increase and (ii) the fixed return of 20% to 25%.  The actual fixed return will be determined on the pricing date.  The index percent increase is the percentage increase of the highest closing value of the index observed on the weekly observation dates from the initial index value.

Par Scenario
If the final index value is less than or equal to the initial index value but greater than or equal to the downside threshold, which means that the underlying index has remained unchanged or depreciated by no more than 25% from its initial value, the payment at maturity will be $10 per security.

Downside Scenario
If the final index value is less than the downside threshold, which means that the underlying index has depreciated by more than 25%, you will lose 1% for every 1% decline in the value of the underlying index from the initial index value (e.g., a 60% depreciation in the underlying index will result in the payment at maturity of $4.00 per security).

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Trigger Jump Securities With Conditional Observation Based on the Value of the S&P 500® Index due March    , 2018

How the Trigger Jump Securities Work

The following hypothetical examples illustrate the payment at maturity on the securities for a range of hypothetical closing values of the underlying index on the valuation date and, if applicable, on the weekly observation dates, taking into account whether or not the final index value is greater than the initial index value.

The following hypothetical examples are for illustrative purpose only.  The actual initial index value and fixed return will be determined on the pricing date.  All payments on the securities are subject to the credit risk of Morgan Stanley.  The below examples are based on the following terms:

Stated Principal Amount:	$10.00
Hypothetical Fixed Return:	$2.25 per security (22.5% of the stated principal amount)
Hypothetical Initial Index Value:	1,500
Hypothetical Downside Threshold:	1,125 (75% of the hypothetical initial index value)

I.  If the final index value is greater than the initial index value:

Payment at maturity = $10 + ($10 × the greater of (i) the index percent increase and (ii) the hypothetical fixed return)

In the scenario where the final index value is greater than the initial index value, the payment at maturity will be at least $12.25 per security and will depend solely on the index percent increase, which is the percentage increase of the highest closing value of the underlying index observed on the weekly observation dates over the term of the securities from the initial index value.  If the index percent increase is greater than the hypothetical fixed return of 22.5%, the return on the securities will equal the index percent increase.  If the index percent increase is less than or equal to the hypothetical fixed return of 22.5%, the return on the securities will equal the hypothetical fixed return of 22.5%.

	Example 1	Example 2
Hypothetical final index value:	1,725	1,501
Hypothetical conditional observation index value:	1,800 (resulting in an index percent increase of 20%)	2,550 (resulting in an index percent increase of 70%)
Payment at maturity:	$10.00 + ($10.00 × the greater of the index percent increase of 20% and the hypothetical fixed return of 22.5%) = $12.25	$10.00 + ($10.00 × the greater of the index percent increase of 70% and the hypothetical fixed return of 22.5%) = $17.00

In Example 2, although the final index value has increased from the initial index value by less than 0.1% (which is substantially less than the percentage increase of 15% in Example 1), investors benefit from a 70% increase in the underlying index observed on one of the weekly observation dates over the term of the securities and realize a return on the securities equal to 70%, which is significantly more than the 22.5% return achieved in Example 1.

For the scenario where the final index value is greater than the initial index value, the following graph illustrates the payment at maturity for a range of hypothetical percentages by which the conditional observation index value is greater than the initial index value.

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Trigger Jump Securities With Conditional Observation Based on the Value of the S&P 500® Index due March    , 2018

* NOTE: The index percent increase cannot be less than or equal to 0% because the final index value (which is the closing value of the underlying index on the final observation date) must be greater than the initial index value in this scenario, and that alone will result in an index percent increase of greater than zero.

II.  If the final index value is less than or equal to the initial index value:

If the final index value is less than or equal to the initial index value but greater than or equal to the downside threshold:

Payment at maturity = $10

If the final index value is less than the downside threshold:

Payment at maturity = $10 × index performance factor

In the scenario where the final index value is less than or equal to the initial index value, the conditional observation feature will not apply, and the payment at maturity will depend on the final index value, as follows:

If the final index value is less than or equal to the initial index value but greater than or equal to the downside threshold, which means that the underlying index has remained unchanged or depreciated by no more than 25% from its initial value, the payment at maturity will be $10.00.  However, if the final index value is less than the downside threshold, which means that the underlying index has depreciated by more than 25%, the payment at maturity will be less than $7.50 and could be zero.

	Example 1	Example 2
Hypothetical final index value:	1,350	750
Hypothetical index performance factor:	90%	50%
Payment at maturity:	$10.00	$10.00 × 50% = $5.00

In Example 1, because the final index value is less than the initial index value but is greater than the downside threshold, the investor would receive the $10.00 stated principal amount per security.  In Example 2, because the final index value is less than the downside threshold, the payment at maturity would be less than the stated principal amount of $10.00 by an amount that is proportionate to the percentage decrease of the underlying index.  In this example, since the final index value declined by 50% from the initial index value, the payment at maturity would be $5.00 per security (50% of the stated principal amount).

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Trigger Jump Securities With Conditional Observation Based on the Value of the S&P 500® Index due March    , 2018

For the scenario where the final index value is less than or equal to the initial index value, the following graph illustrates the payment at maturity for a range of hypothetical index performance factors.

* NOTE: The index performance factor cannot be greater than 100% because the final index value is less than or equal to the initial index value in this scenario.

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Trigger Jump Securities With Conditional Observation Based on the Value of the S&P 500® Index due March    , 2018

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the securities.  For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying product supplement, index supplement and prospectus.  You should also consult with your investment, legal, tax, accounting and other advisers in connection with your investment in the securities.

▪
The securities do not pay interest or guarantee return of principal.  The terms of the securities differ from those of ordinary debt securities in that the securities do not pay interest or guarantee payment of the principal amount at maturity. At maturity, you will receive for each $10 stated principal amount of the securities that you hold an amount in cash based upon the closing value of the underlying index on the valuation date, and, if the underlying index has appreciated, based on the closing value of the underlying index observed on the weekly observation dates during the term of the securities. Only if the final index value is greater than the initial index value will you receive a return equal to the greater of the index percent increase and the fixed return of 20% to 25%.  If the final index value is less than or equal to the initial index value, you will lose the benefit of the fixed return and conditional observation features. If the final index value is less than or equal to the initial index value but greater than or equal to the downside threshold, you will receive only the principal amount of $10 per security. If the final index value is less than the downside threshold, you will receive an amount in cash that is less than the $10 stated principal amount of each security by an amount proportionate to the decline in the value of the underlying index, and you will lose a significant amount or all of your investment. There is no minimum payment at maturity on the securities, and, accordingly, you could lose your entire investment. See “How the Trigger Jump Securities Work” above.

▪
You will benefit from the fixed return and conditional observation features only if the final index value is greater than the initial index value. Under the terms of the securities, you will benefit from the fixed return and conditional observation features only if the final index value is greater than the initial index value. If the final index value is less than or equal to the initial index value, you will not benefit from any increase in the underlying index observed on any weekly observation date during the term of the securities, and you will not get the benefit of the fixed return of 20% to 25%. Instead, you will receive a payment at maturity that is calculated based solely on the final index value. Under this scenario, the highest possible payment at maturity would be $10 per security, which would be payable only if the final index value is greater than the downside threshold of 75% of the initial index value. However, if the final index value is less than the downside threshold , the payment at maturity will be significantly less than the $10 stated principal amount for each security and could be zero.

▪
The conditional observation index value is based solely on the closing values of the underlying index on the specified weekly observation dates. Even if the conditional observation feature is potentially available to you because the final index value is greater than the initial index value, due to the fact that the conditional observation index value is based solely on the closing values of the underlying index on the specified weekly observation dates, you will not benefit from any significant appreciation of the underlying index that occurs on days other than the specified observation dates during the term of the securities. As a result, if the underlying index increases substantially as of some days over the term of the securities but does not increase substantially as of the specified weekly observation dates, you will receive a payment at maturity that is substantially less than if the conditional observation index value were based on a daily observation of the underlying index during the term of the securities.

▪
The securities will not be listed on any securities exchange and secondary trading may be limited.  The securities will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the securities.  Morgan Stanley & Co. LLC, which we refer to as MS & Co., may, but is not obligated to, make a market in the securities.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the securities, it is likely that there would be no secondary market for the securities.  Accordingly, you should be willing to hold your securities to maturity.

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Trigger Jump Securities With Conditional Observation Based on the Value of the S&P 500® Index due March    , 2018

▪
The market price of the securities may be influenced by many unpredictable factors.  Several factors, many of which are beyond our control, will influence the value of the securities in the secondary market and the price at which MS & Co. may be willing to purchase or sell the securities in the secondary market, including:

▪	the value of the underlying index at any time,

▪	the volatility (frequency and magnitude of changes in value) of the underlying index,

▪	dividend rates on the securities underlying the underlying index,

▪	interest and yield rates in the market,

▪
geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the component stocks of the underlying index or securities markets generally and which may affect the value of the underlying index,

▪	the time remaining until the maturity of the securities,

▪	the composition of the underlying index and changes in the constituent stocks of the underlying index, and

▪	any actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price you will receive if you sell your securities prior to maturity.  For example, you may have to sell your securities at a substantial discount from the stated principal amount if at the time of sale the value of the underlying index is at or below the initial index value.

You cannot predict the future performance of the underlying index based on its historical performance.  If the final index value is less than the downside threshold, you will be exposed on a 1 to 1 basis to the decline in the final index value from the initial index value.  There can be no assurance that the final index value will be greater than the initial index value so that you will receive at maturity an amount that is greater than the $10 stated principal amount for each security you hold.

▪
The securities are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the securities.  You are dependent on Morgan Stanley’s ability to pay all amounts due on the securities at maturity and therefore you are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations under the securities, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the securities prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the securities.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the securities at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the securities and the cost of hedging our obligations under the securities that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  Our subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the securities or in any secondary market transaction.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
Investing in the securities is not equivalent to investing in the underlying index.  Investing in the securities is not equivalent to investing in the underlying index or its component stocks.  Investors in the securities will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.

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Trigger Jump Securities With Conditional Observation Based on the Value of the S&P 500® Index due March    , 2018

▪
Adjustments to the underlying index could adversely affect the value of the securities.  Standard & Poor’s Financial Services LLC, which we refer to as S&P, is responsible for calculating and maintaining the underlying index.  S&P can add, delete or substitute the stocks underlying the underlying index, and can make other methodological changes required by certain events relating to the underlying stocks, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the underlying index.  Any of these actions could adversely affect the value of the securities.  S&P may discontinue or suspend calculation or publication of the underlying index at any time.  In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index.  MS & Co. could have an economic interest that is different than that of investors in the securities insofar as, for example, MS & Co. is permitted to consider indices that are calculated and published by MS & Co. or any of its affiliates.  If MS & Co. determines that there is no appropriate successor index, the payout on the securities at maturity will be an amount based on the closing prices on the valuation date of the stocks underlying the underlying index at the time of such discontinuance, without rebalancing or substitution, computed by the calculation agent in accordance with the formula for calculating the underlying index last in effect prior to the discontinuance of the underlying index.

▪
The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the securities.  As calculation agent, MS & Co. will determine the initial index value, the downside threshold, the final index value, the index percent change or the index performance factor, as applicable, and the payment that you will receive at maturity.  Any of these determinations made by MS & Co. in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the index closing value in the event of a market disruption event or discontinuance of the underlying index, may adversely affect the payout to you at maturity, if any.

▪
Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the securities.  One or more of our subsidiaries expect to carry out hedging activities related to the securities (and to other instruments linked to the underlying index or its component stocks), including trading in the stocks that constitute the underlying index as well as in other instruments related to the underlying index.  Some of our subsidiaries also trade the stocks that constitute the underlying index and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial index value and, therefore, the value above which the underlying index must close on the valuation date so that you do not suffer a loss on your initial investment in the securities.  Additionally, such hedging or trading activities during the term of the securities, including on the valuation date, could adversely affect the value of the underlying index on the valuation date and, accordingly, the amount of cash an investor will receive at maturity, if any.

▪
The U.S. federal income tax consequences of an investment in the securities are uncertain.  Please read the discussion under “Additional Provisions—Tax considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying product supplement for Jump Securities (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of an investment in the securities.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the securities, the timing and character of income on the securities might differ significantly from the tax treatment described in the Tax Disclosure Sections.  For example, under one treatment, U.S. Holders could be required to accrue into income original issue discount on the securities every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the securities as ordinary income.  Because the securities provide for the return of principal except where the final index value has declined below the downside threshold, the risk that the securities would be recharacterized, for U.S. federal income tax purposes, as debt instruments giving rise to ordinary income, rather than as open transactions, is higher than with other equity-linked securities that do not contain similar provisions.  The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the securities, and the IRS or a court may not agree with the tax treatment described in the Tax Disclosure Sections.  In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such

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Trigger Jump Securities With Conditional Observation Based on the Value of the S&P 500® Index due March    , 2018

accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments, the issues presented by this notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

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Trigger Jump Securities With Conditional Observation Based on the Value of the S&P 500® Index due March    , 2018

S&P 500® Index Overview

The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s Financial Services LLC, consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of 500 similar companies during the base period of the years 1941 through 1943.  For additional information about the S&P 500® Index, see the information set forth under “S&P 500® Index” in the accompanying index supplement.

Information as of market close on March 4, 2013:

Bloomberg ticker symbol:	SPX
Current Index Value:	1,525.20
52 Weeks Ago:	1,369.63
52 Week High (on 2/19/2013):	1,530.94
52 Week Low (on 6/3/2012):	1,278.04

The following graph sets forth the published high and low closing values, as well as end-of-quarter closing values, of the underlying index for each quarter in the period from January 1, 2008 through March 4, 2013.  The related table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the underlying index for each quarter in the same period.  The closing value of the underlying index on March 4, 2013 was 1,525.20.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  The historical values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the valuation date.

S&P 500® Index Daily Index Closing Values January 1, 2008 to March 4, 2013

*The red solid line in the graph indicates the hypothetical downside threshold, assuming the closing value of the underlying index on March 4, 2013 were the initial index value.

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Trigger Jump Securities With Conditional Observation Based on the Value of the S&P 500® Index due March    , 2018

S&P 500® Index	High	Low	Period End
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter	1,161.06	752.44	903.25
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1,071.66	879.13	1,057.08
Fourth Quarter	1,127.78	1,025.21	1,115.10
2010
First Quarter	1,174.17	1,056.74	1,169.43
Second Quarter	1,217.28	1,030.71	1,030.71
Third Quarter	1,148.67	1,022.58	1,141.20
Fourth Quarter	1,259.78	1,137.03	1,257.64
2011
First Quarter	1,343.01	1,256.88	1,325.83
Second Quarter	1,363.61	1,265.42	1,320.64
Third Quarter	1,353.22	1,119.46	1,131.42
Fourth Quarter	1,285.09	1,099.23	1,257.60
2012
First Quarter	1,416.51	1,277.06	1,408.47
Second Quarter	1,419.04	1,278.04	1,362.16
Third Quarter	1,465.77	1,334.76	1,440.67
Fourth Quarter	1,461.40	1,353.33	1,426.19
2013
First Quarter (through March 4, 2013)	1,530.94	1,426.19	1,525.20

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of S&P and have been licensed for use by Morgan Stanley.  For more information, see “S&P 500® Index—License Agreement between S&P and Morgan Stanley” in the accompanying index supplement.

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Trigger Jump Securities With Conditional Observation Based on the Value of the S&P 500® Index due March    , 2018

Additional Information About the Securities
Please read this information in conjunction with the summary terms on the front cover of this document.

Additional Provisions:
Postponement of maturity date:
If the scheduled valuation date is not an index business day or if a market disruption event occurs on that day so that the valuation date is postponed and falls less than two business days prior to the scheduled maturity date, the maturity date of the securities will be postponed to the second business day following that valuation date as postponed.

Minimum ticketing size:	$1,000 / 100 securities
Tax considerations:
Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the securities due to the lack of governing authority, in the opinion of our counsel, Davis Polk & Wardwell LLP, under current law, and based on current market conditions, each security should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

Assuming this treatment of the securities is respected and subject to the discussion in “United States Federal Taxation” in the accompanying product supplement for Jump Securities, the following U.S. federal income tax consequences should result based on current law:

▪ A U.S. Holder should not be required to recognize taxable income over the term of the securities prior to settlement, other than pursuant to a sale or exchange.

▪  Upon sale, exchange or settlement of the securities, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the securities.  Such gain or loss should be long-term capital gain or loss if the investor has held the securities for more than one year, and short-term capital gain or loss otherwise.

In 2007, the U.S. Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Both U.S. and non-U.S. investors considering an investment in the securities should read the discussion under “Risk Factors” in this document and the discussion under “United States Federal Taxation” in the accompanying product supplement for Jump Securities and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments, the issues presented by the aforementioned notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Additionally, any consequences resulting from the Medicare tax on investment income are not discussed in this document or the accompanying product supplement for Jump Securities.

The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying product supplement for Jump Securities, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the securities.

Trustee:	The Bank of New York Mellon
Calculation agent:	Morgan Stanley & Co. LLC (“MS & Co.”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the securities will be used for general corporate purposes and, in part, in connection with hedging our obligations under the securities through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the securities by taking positions in the stocks constituting the underlying index and in futures and/or options contracts on the underlying index or its component stocks listed on major securities markets, or positions in any other available securities or instruments that we may wish to

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Trigger Jump Securities With Conditional Observation Based on the Value of the S&P 500® Index due March    , 2018

use in connection with such hedging.  Such purchase activity could potentially increase the value of the underlying index on the pricing date, and therefore could increase the value at which the underlying index must close on the valuation date so that you do not suffer a loss on your initial investment in the securities.  In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the securities, including on the valuation date, by purchasing and selling the stocks constituting the underlying index, futures or options contracts on the underlying index or its component stocks listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities. We cannot give any assurance that our hedging activities will not affect the value of the underlying index and, therefore, adversely affect the value of the securities or the payment you will receive at maturity, if any.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying product supplement.

Benefit plan investor considerations:
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the securities.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may each be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons.  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the securities are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the securities.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Code Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption).  There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the securities.

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

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Trigger Jump Securities With Conditional Observation Based on the Value of the S&P 500® Index due March    , 2018

The securities are contractual financial instruments.  The financial exposure provided by the securities is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the securities.  The securities have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the securities.

Each purchaser or holder of any securities acknowledges and agrees that:

(i)     the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the securities, (B) the purchaser or holder’s investment in the securities, or (C) the exercise of or failure to exercise any rights we have under or with respect to the securities;

(ii)    we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the securities and (B) all hedging transactions in connection with our obligations under the securities;

(iii)   any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)   our interests are adverse to the interests of the purchaser or holder; and

(v)   neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the securities has exclusive responsibility for ensuring that its purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any securities to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the securities if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc., Morgan Stanley or Morgan Stanley Smith Barney LLC (“MSSB”) or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the securities by the account, plan or annuity.

Additional considerations:
Client accounts over which Citigroup Inc., Morgan Stanley, MSSB or any of their respective subsidiaries have investment discretion are not permitted to purchase the securities, either directly or indirectly.

Supplemental information regarding plan of distribution; conflicts of interest:
The agent may distribute the securities through MSSB, as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG.  MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.  Selected dealers, including MSSB, and their financial advisors will collectively receive from the Agent, Morgan Stanley & Co. LLC, a fixed sales commission of $0.30 for each security they sell.

MS & Co. is our wholly-owned subsidiary. MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account. See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying product supplement.

Contact:
Morgan Stanley Wealth Management clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Where you can find more information:
Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the product supplement for Jump and index supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.  Before you invest, you should read the prospectus in that

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Trigger Jump Securities With Conditional Observation Based on the Value of the S&P 500® Index due March    , 2018

registration statement, the product supplement for Jump, the index supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov.  Alternatively, Morgan Stanley, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, the product supplement for Jump and the index supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov as follows:

Product Supplement for Jump Securities dated August 17, 2012
Index Supplement dated November 21, 2011
Prospectus dated November 21, 2011

Terms used in this document are defined in the product supplement for Jump, in the index supplement or in the prospectus.  As used in this document, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

Syndicate Information
Issue price	Selling concession	Principal amount of securities for any single investor
$10.0000	$0.3000	<$1MM
$9.9500	$0.2500	≥$1MM and <$3MM
$9.9250	$0.2250	≥$3MM and <$5MM
$9.9000	$0.2000	≥$5MM

The agent may reclaim selling concessions allowed to dealers in connection with the offering, if, within 30 days of the offering, the agent repurchases the securities distributed by such dealers.

March 2013	Page 15